

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: May 21 2025 11:22AM
Original ID: 2025-001683090

Limited Liability Company
Articles of Organization

I.   The name of the limited liability company is:
NBS Fund 2 LLC

II.   The name and physical address of the registered agent of the limited liability company is:
Wyoming Registered Agent Services LLC
30 N Gould St Ste 100
Sheridan, WY 82801

III. The mailing address of the limited liability company is:
9355 John W. Elliott
Suite 25581
Frisco, TX 75033

IV.   The principal office address of the limited liability company is:
9355 John W. Elliott
Suite 25581
Frisco, TX 75033

V.   The organizer of the limited liability company is:
Clemen Cunningham
1431 E McKinney St, Ste 130, Denton TX 76209

Signature: *Clemen Cunningham*   Date: **05/21/2025**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **Clemen@crowdfundinglawyers.net**

Daytime Phone #:   **3237991342**



☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Clemen Cunningham*   Date: **05/21/2025**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **Clemen@crowdfundinglawyers.net**

Daytime Phone #:   **3237991342**


Consent to Appointment by Registered Agent

      Wyoming Registered Agent Services LLC, whose registered office is located at **30 N Gould St Ste 100, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **NBS Fund 2 LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

      I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Clemen Cunningham*   Date: **05/21/2025**

Print Name: **Clemen Cunningham**

 Title: **Organizer**

Email: **Clemen@crowdfundinglawyers.net**

Daytime Phone #:   **3237991342**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

NBS Fund 2 LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **21st** day of **May**, **2025** at **11:22 AM.**

Remainder intentionally left blank.



Filed Date: 05/21/2025

_____
Secretary of State

Filed Online By:

Clemen Cunningham

on 05/21/2025